Exhibit (a)(14)


 Sara Lee Corporation:                     Chock full o'Nuts Corporation:
 Media:  Jeffrey Smith, 312.558.8727       Media/Analysts: Frederic Spar,
 Analysts:  Janet Bergman, 312.558.8651    Kekst & Company, 212.521.4813


 SARA LEE CORPORATION AND CHOCK FULL O'NUTS CORPORATION
 ANNOUNCE MERGER AGREEMENT

 June 8, 1999 - Sara Lee Corporation and Chock full o'Nuts Corporation today jointly announced that they have entered into an agreement and plan of merger. The agreement provides that Chock full o'Nuts shareholders will receive shares of Sara Lee Corporation common stock having a market value of $11.00 per share, subject to certain adjustments. The merger is subject to certain conditions, including, but not limited to, the approval of Chock full o'Nuts shareholders.

 As a result of the merger, unless earlier redeemed by Chock full o'Nuts, the 7% Convertible Senior Subordinated Debentures due 2012 and the 8% Convertible Subordinated Debentures due 2006 of Chock full o'Nuts that remain outstanding will become convertible into the right to receive the per-share consideration received by shareholders in the merger. The current estimated value of the transaction is approximately $238 million.

 "Our board has unanimously concluded that this transaction is in the best interest of the Chock shareholders," said Marvin I. Haas, president and chief executive officer of Chock full o'Nuts Corporation. "The merger of our two coffee and foodservice operations will create growth and business expansion opportunities greater than we could achieve independently."

 "We are pleased to have reached this agreement with the board of directors of Chock full o'Nuts Corporation," said C. Steven McMillan, president and chief operating officer of Sara Lee Corporation. "The combination of Chock full o'Nuts with Sara Lee's existing U.S. coffee business enhances both companies' geographic coverage, expands our channels of distribution and improves production flexibility."

 In connection with the merger agreement, Sara Lee has terminated its previously announced cash tender offer for all of the outstanding shares and convertible debentures of Chock full o'Nuts.

 Chock full o'Nuts Corporation roasts, packs and markets regular, instant and decaffeinated coffees under the Chock full o'Nuts label. Its best known coffee product is its premium, vacuum-packed all method grind coffee. Chock full o'Nuts is also one of the largest marketers of foodservice and private label coffee, tea and related products. Chock full o'Nuts Corporation is also franchising Quikava, a 600-square-foot drive through and fresh-baked goods concept, in its core markets in the Northeast and Mid-Atlantic states. The company's fiscal 1998 sales were $396 million.

 Sara Lee Corporation is a global consumer packaged goods company with more than $20 billion in annual revenues. Its leading brands include Sara Lee, Douwe Egberts, Hillshire Farm, Hanes, Coach and Playtex.

 Any offering of securities in connection with the merger will be made only by means of a prospectus.

                                   # # #